October 12, 2018

Lishan Aklog, M.D.
Chairman of the Board
PAVmed Inc.
One Grand Central Place, Suite 4600
New York, New York 10165

       Re: PAVmed Inc.
           Registration Statement on Form S-3
           Filed October 5, 2018
           File No. 333-227718

Dear Dr. Aklog:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Thomas Jones at 202-551-3602 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Electronics and Machinery
cc:    Jeffrey M. Gallant, Esq.